SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Critical Path, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22674V100

(CUSIP Number)

Eirene Yeung

Cheung Kong (Holdings) Limited

8th Floor, Cheung Kong Centre

2 Queen’s Road Central

Hong Kong

(852-2128-8888)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

John A. Otoshi

Latham & Watkins LLP

20th Floor,

Standard Chartered Bank Building

4 Des Voeux Road, Central

Hong Kong

(852-2522-7886)

July 9, 2004

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

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SCHEDULE 13D

CUSIP No. 22674V100

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) CHEUNG KONG (HOLDINGS) LIMITED – Not Applicable
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person with

  7     Sole Voting Power

       - 0 -

  8     Shared Voting Power

       29,191,650 (1) (including shares disclaimed, see 11 below)

  9     Sole Dispositive Power

       - 0 -

10     Shared Dispositive Power

       29,191,650 (1) (including shares disclaimed, see 11 below)

11

Aggregate Amount Beneficially Owned by Each Reporting Person

29,191,650 (1), of which Cheung Kong (Holdings) Limited (“Cheung Kong”) expressly disclaims beneficial ownership of 7,999,158 shares beneficially owned by Hutchison Whampoa Limited (“HWL”) and Cenwell Limited (“Cenwell”) and 12,916,667 shares beneficially owned by CK Life Sciences Int’l., (Holdings) Inc. and Great Affluent Limited

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 58.0% (2)
14	Type of Reporting Person HC, CO

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SCHEDULE 13D

CUSIP No. 22674V100

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) CAMPINA ENTERPRISES LIMITED – Not Applicable
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power - 0 - 8 Shared Voting Power 8,275,825 (3) 9 Sole Dispositive Power - 0 - 10 Shared Dispositive Power 8,275,825 (3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,275,825 (3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 16.4% (2)
14	Type of Reporting Person CO

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SCHEDULE 13D

CUSIP No. 22674V100

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) HUTCHISON WHAMPOA LIMITED – Not Applicable
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power - 0 - 8 Shared Voting Power 7,999,158 (4) 9 Sole Dispositive Power - 0 - 10 Shared Dispositive Power 7,999,158 (4)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,999,158 (4)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 15.9% (2)
14	Type of Reporting Person HC, CO

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SCHEDULE 13D

CUSIP No. 22674V100

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) CENWELL LIMITED – Not Applicable
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power - 0 - 8 Shared Voting Power 7,999,158 (4) 9 Sole Dispositive Power - 0 - 10 Shared Dispositive Power 7,999,158 (4)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,999,158 (4)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 15.9% (2)
14	Type of Reporting Person CO

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SCHEDULE 13D

CUSIP No. 22674V100

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) CK LIFE SCIENCES INT’L., (HOLDINGS) INC. – Not Applicable
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power - 0 - 8 Shared Voting Power 12,916,667 (5) 9 Sole Dispositive Power - 0 - 10 Shared Dispositive Power 12,916,667 (5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,916,667 (5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 25.7% (2)
14	Type of Reporting Person HC, CO

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SCHEDULE 13D

CUSIP No. 22674V100

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) GREAT AFFLUENT LIMITED – Not Applicable
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power - 0 - 8 Shared Voting Power 12,916,667 (5) 9 Sole Dispositive Power - 0 - 10 Shared Dispositive Power 12,916,667 (5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,916,667 (5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 25.7% (2)
14	Type of Reporting Person CO

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(1)	Of these 29,191,650 shares, 9,771,650 are issuable upon conversion of 872,727 shares of Series D Cumulative Redeemable Convertible Preferred Stock, par value $0.001 per share (“Series D Preferred Stock”), of Critical Path Inc., a California corporation (the “Issuer”) at a conversion price of $1.50 per share (including accretion of dividends as at July 9, 2004), and 19,420,000 shares are initially issuable upon conversion of 19,420,000 shares of Series E Redeemable Convertible Preferred Stock, par value $0.001 per share (“Series E Preferred Stock”), of the Issuer at a conversion price of $1.50 per share.

(2)	Applicable percentage ownership of the class referred to herein as Common Stock is based on 50,315,001 shares of common stock, par value US$0.001 per share (the “Common Stock”), representing 21,123,351 shares of Common Stock issued and outstanding as of July 9, 2004, plus 9,771,650 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock reported herein and 19,420,000 shares of Common Stock issuable upon conversion of shares of Series E Preferred Stock reported herein.

(3)	Of these 8,275,825 shares, 4,885,825 are issuable upon conversion of 436,363 shares of Series D Preferred Stock at a conversion price of $1.50 per share (including accretion of dividends as at July 9, 2004), and 3,390,000 shares are initially issuable upon conversion of 3,390,000 shares of Series E Preferred Stock at a conversion price of $1.50 per share.

(4)	Of these 7,999,158 shares, 4,885,825 are issuable upon conversion of 436,364 shares of Series D Preferred Stock at a conversion price of $1.50 per share (including accretion of dividends as at July 9, 2004), and 3,113,333 shares are initially issuable upon conversion of 3,113,333 shares of Series E Preferred Stock at a conversion price of $1.50 per share.

(5)	Issuable upon conversion of 12,916,667 shares of Series E Preferred Stock at a conversion price of US$1.50.

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This Amendment No. 2 amends the Statement on Schedule 13D (the “Statement”) previously filed with the Securities and Exchange Commission by Cheung Kong on December 22, 2001 with respect to the Common Stock of the Issuer, as subsequently amended and restated in its entirety by Amendment No. 1 thereto filed by Cheung Kong on December 1, 2003.

This Amendment No. 2 to the Statement is being filed as a result of the acquisition of Series E Preferred Stock by the entities reporting herein in exchange for all of the 5¾% Convertible Subordinated Notes due April 2005 of the Issuer (“5¾% Notes”) held by such entities, as further described under Item 6.

Item 2.	Identity and Background.

The third and fourth paragraphs under the sub-heading “Cheung Kong” in Item 2 are hereby amended and replaced in their entirety with the following:

Cheung Kong owns 49.97% of the issued shares of HWL and may, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), be deemed to control the voting and disposition of the shares of Series D Preferred Stock and the Series E Preferred Stock beneficially owned by HWL and Cenwell. However, Cheung Kong disclaims beneficial ownership of the shares of Series D Preferred Stock and Series E Preferred Stock beneficially owned by HWL and Cenwell and the filing of this statement shall in no way be construed as an admission that Cheung Kong is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares.

Cheung Kong also owns 44.01% of the issued shares of CK Life Sciences Int’l., (Holdings) Inc. (“CKLS”) and may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to control the voting and disposition of the shares of Common Stock issuable upon conversion of the Series E Preferred Stock beneficially owned by CKLS and Great Affluent Limited (“GAL”). However, Cheung Kong disclaims beneficial ownership of such shares of Common Stock issuable upon conversion of the Series E Preferred Stock beneficially owned by CKLS and GAL and the filing of this statement shall in no way be construed as an admission that Cheung Kong is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares.

In addition, Item 2 is hereby further amended through the amendment and restatement of Schedules I to VI attached hereto which are referred to and incorporated by reference in Item 2.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended through the addition of the following paragraph at the end of Item 3:

The shares of Series E Preferred Stock reported herein were issued on July 9, 2004 in exchange for the 5¾% Notes held by Campina Enterprises Limited

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(“Campina”), Cenwell and GAL, and as a result no cash was paid for the acquisition of the shares of Series E Preferred Stock reported herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by the addition of the following paragraphs immediately following the fourth paragraph in Item 4.

Approval by the Issuer’s stockholders for the exchange of 5¾% Notes for newly issued Series E Preferred Stock contemplated in the Note Purchase and Exchange Agreement was obtained on July 2, 2004, and the Series E Preferred Stock reported herein was issued on July 9, 2004. On that date, Campina, Cenwell and GAL each exchanged their 5¾% Notes for 3,390,000, 3,113,333 and 12,916,667 shares, respectively, of Series E Preferred Stock.

In addition, on July 9, 2004, Dragonfield and LCL each exchanged their 5¾% Notes for 666,667 and 1,776,667 shares, respectively, of Series E Preferred Stock. The totals for shares of Common Stock and Series E Preferred Stock reported to be beneficially owned by Cheung Kong, Campina, HWL, Cenwell, CKLS and GAL in this statement do not include the shares issuable on conversion of the shares of Series E Preferred Stock held by Dragonfield and LCL. Cheung Kong, Campina, HWL, Cenwell, CKLS and GAL all disclaim beneficial ownership of such shares.

Item 5.	Interest in Securities of the Issuer.

The first six paragraphs of subsection (a)-(b) of Item 5 are hereby amended and replaced in their entirety with the following six paragraphs:

(a) — (b) Cheung Kong, through its ownership of Campina, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of (i) 436,363 shares of Series D Preferred Stock, convertible into 4,885,825 shares of Common Stock (including accretion of dividends as at July 9, 2004), and (ii) 3,390,000 shares of Series E Preferred Stock, convertible into 3,390,000 shares of Common Stock. Cheung Kong has shared power over the voting and disposition of such securities. In addition, Cheung Kong, through its ownership of 49.97% of the issued shares of HWL, may be deemed to share voting and dispositive power over the 7,999,158 shares of Common Stock issuable upon conversion of the Series D Preferred Stock and Series E Preferred Stock beneficially owned by HWL and Cenwell, and, through its ownership of 44.01% of the issued shares of CKLS, Cheung Kong may be deemed to share voting and dispositive power over the 12,916,667 shares of Common Stock issuable upon conversion of the Series E Preferred Stock beneficially owned by CKLS and GAL. This aggregate beneficial ownership of 29,191,650 shares of Common Stock represents 58.0% of the Common Stock, based on a total of 50,315,001 shares of Common Stock (representing 21,123,351 shares of Common Stock issued and outstanding as of July 9, 2004, plus 9,771,650 shares of Common Stock reported herein and 19,420,000 shares of Common Stock issuable upon conversion of shares of Series E Preferred Stock reported herein). Pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of any shares of Common Stock or Series E Preferred Stock beneficially owned by HWL, Cenwell, CKLS and GAL, and the filing of this statement shall in no way be construed as

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an admission that Cheung Kong is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares.

Campina is the beneficial owner of 436,363 shares of Series D Preferred Stock, convertible into 4,885,825 shares of Common Stock (including accretion of dividends as at July 9, 2004), and 3,390,000 shares of Series E Preferred Stock, convertible into 3,390,000 shares of Common Stock, representing 9.7% and 6.7%, respectively, of the Common Stock. Campina has shared power over the voting and disposition of such securities.

HWL, through its ownership of Cenwell, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of 436,364 shares of Series D Preferred Stock, convertible into 4,885,825 shares of Common Stock (including accretion of dividends as at July 9, 2004), and 3,113,333 shares of Series E Preferred Stock, convertible into 3,113,333 shares of Common Stock, representing 9.7% and 6.2%, respectively, of the Common Stock. HWL has shared power over the voting and disposition of such securities.

Cenwell is the beneficial owner of 436,364 shares of Series D Preferred Stock, convertible into 4,885,825 shares of Common Stock (including accretion of dividends as at July 9, 2004), and 3,113,333 shares of Series E Preferred Stock, convertible into 3,113,333 shares of Common Stock, representing 9.7% and 6.2%, respectively, of the Common Stock. Cenwell has shared power over the voting and disposition of such securities.

CKLS, through its ownership of GAL, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of 12,916,667 shares of Series E Preferred Stock, convertible into 12,916,667 shares of Common Stock, representing 25.7% of the Common Stock. CKLS has shared power over the voting and disposition of such securities.

GAL is the beneficial owner of 12,916,667 shares of Series E Preferred Stock, convertible into 12,916,667 shares of Common Stock, representing 25.7% of the Common Stock. GAL has shared power over the voting and disposition of such securities.

Item 5.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following paragraphs at the end of Item 6:

On December 15, 2003, the Issuer entered into a Repurchase Option Agreement with Campina, Cenwell, GAL, Dragonfield and LCL pursuant to which the Issuer was granted a call option to repurchase up to 10,930,000 shares of Series E Preferred Stock from the parties to the Repurchase Option Agreement at a repurchase price of $1.50 per share. The call option is exercisable pro-ratedly to such parties’ proportion of their respective ownership of Series E Preferred Stock. Such option may be exercised once by the Issuer at any time after the issuance of the Series E Preferred Stock to Campina,

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Cenwell, GAL, Dragonfield and LCL until 10 business days following the lapse of the Purchaser Subscription Privilege (as defined in the Note Purchase and Exchange Agreement).

On July 9, 2004, the amendments to the Series D Preferred Stock set forth in the Amended and Restated Series D Certificate of Determination and the issuance of the Series E Preferred Stock set forth in the Series E Certificate of Designation became effective, pursuant to the terms of the Note Purchase and Exchange Agreement.

The Series E Preferred Stock rights offering described under Item 6 is currently being undertaken by the Issuer. The rights offering is expected to terminate on July 16, 2004, unless extended by the Issuer to a date no later than August 2, 2004.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each party certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date: July 14, 2004

FOR AND ON BEHALF OF CHEUNG KONG (HOLDINGS) LIMITED

By:	/s/ Ip Tak Chuen, Edmond
	Name:	Ip Tak Chuen, Edmond
	Title:	Director

FOR AND ON BEHALF OF CAMPINA ENTERPRISES LIMITED

By:	/s/ Ip Tak Chuen, Edmond
	Name:	Ip Tak Chuen, Edmond
	Title:	Director

FOR AND ON BEHALF OF HUTCHISON WHAMPOA LIMITED

By:	/s/ Chow Woo Mo Fong, Susan
	Name:	Chow Woo Mo Fong, Susan
	Title:	Director

FOR AND ON BEHALF OF CENWELL LIMITED

By:	/s/ Chow Woo Mo Fong, Susan
	Name:	Chow Woo Mo Fong, Susan
	Title:	Director

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FOR AND ON BEHALF OF CK LIFE SCIENCES INT’L., (HOLDINGS) INC.

By:	/s/ Ip Tak Chuen, Edmond
	Name:	Ip Tak Chuen, Edmond
	Title:	Director

FOR AND ON BEHALF OF GREAT AFFLUENT LIMITED

By:	/s/ Ip Tak Chuen, Edmond
	Name:	Ip Tak Chuen, Edmond
	Title:	Director

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SCHEDULE I

Executive Officers and Directors of

Cheung Kong (Holdings) Limited

As of July 9, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
LI Ka-shing	Hong Kong	Chairman, Cheung Kong (Holdings) Limited Chairman, Hutchison Whampoa Limited

LI Tzar Kuoi, Victor	Hong Kong

Managing Director and Deputy Chairman, Cheung Kong (Holdings) Limited

Chairman, Cheung Kong Infrastructure Holdings Limited[2]

Chairman, CK Life Sciences Int’l., (Holdings) Inc. [3]

Deputy Chairman and Executive Director, Hutchison Whampoa Limited

Co-Chairman, Husky Energy Inc.[4]

Executive Director, Hongkong Electric Holdings Limited[5]

Director, The Hongkong and Shanghai Banking Corporation Limited (banking), No. 1 Queen’s Road Central, Hong Kong

Director, Dragonfield Limited

George Colin MAGNUS	British

Deputy Chairman, Cheung Kong (Holdings) Limited

Chairman, Hongkong Electric Holdings Limited[5]

Deputy Chairman, Cheung Kong Infrastructure Holdings Limited[2]

Executive Director, Hutchison Whampoa Limited

KAM Hing Lam	Hong Kong

Deputy Managing Director, Cheung Kong (Holdings) Limited

Group Managing Director, Cheung Kong Infrastructure Holdings Limited[2]

President and Chief Executive Officer, CK Life Sciences Int’l., (Holdings) Inc. [3]

Executive Director, Hutchison Whampoa Limited

Executive Director, Hongkong Electric Holdings Limited[5]

Director, Great Affluent Limited

Sch I - 1

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SCHEDULE I (continued)

Executive Officers and Directors of

Cheung Kong (Holdings) Limited

As of July 9, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
CHUNG Sun Keung, Davy	Hong Kong	Executive Director, Cheung Kong (Holdings) Limited

IP Tak Chuen, Edmond	British

Executive Director, Cheung Kong (Holdings) Limited

Deputy Chairman, Cheung Kong Infrastructure Holdings Limited[2]

Senior Vice President and Chief Investment Officer, CK Life Sciences Int’l., (Holdings) Inc.[3]

Director, Campina Enterprises Limited

Director, Great Affluent Limited

Non-executive Director, TOM Group Limited[10]

PAU Yee Wan, Ezra	Hong Kong	Executive Director, Cheung Kong (Holdings) Limited Director, Campina Enterprises Limited

WOO Chia Ching, Grace	U.S.A.	Executive Director, Cheung Kong (Holdings) Limited

CHIU Kwok Hung, Justin	Canadian	Executive Director, Cheung Kong (Holdings) Limited

LEUNG Siu Hon 502 Aon China Building 29 Queen’s Road Central Hong Kong	British	Independent Non-executive Director, Cheung Kong (Holdings) Limited Consultant, Messrs. S.H. Leung & Co. (solicitors’ firm), 502 Aon China Building, 29 Queen’s Road Central, Hong Kong

Sch I - 2

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SCHEDULE I (continued)

Executive Officers and Directors of

Cheung Kong (Holdings) Limited

As of July 9, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
FOK Kin-ning, Canning 22nd Floor, Hutchison House 10 Harcourt Road Hong Kong	British

Non-executive Director, Cheung Kong (Holdings) Limited

Chairman, Hutchison Harbour Ring Limited[8]

Chairman, Hutchison Telecommunications (Australia) Limited[6]

Chairman, Hutchison Global Communications Holdings Limited[9]

Chairman, Partner Communications Company Ltd.[7]

Co-Chairman, Husky Energy Inc.[4]

Deputy Chairman, Cheung Kong Infrastructure Holdings Limited[2]

Deputy Chairman, Hongkong Electric Holdings Limited[5]

Group Managing Director and Executive Director, Hutchison Whampoa Limited

Frank John SIXT 22nd Floor, Hutchison House 10 Harcourt Road Hong Kong	Canadian

Non-executive Director, Cheung Kong (Holdings) Limited

Chairman, TOM Group Limited[10]

Chairman, TOM Online Inc.[11]

Group Finance Director and Executive Director, Hutchison Whampoa Limited

Executive Director, Cheung Kong Infrastructure Holdings Limited[2]

Executive Director, Hongkong Electric Holdings Limited[5]

Executive Director, Hutchison Global Communications Holdings Limited[9]

Director, Hutchison Telecommunications (Australia) Limited[6]

Director, Husky Energy Inc.[4]

Director, Partner Communications Company Ltd.[7]

Director, Cenwell Limited

Sch I - 3

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SCHEDULE I (continued)

Executive Officers and Directors of

Cheung Kong (Holdings) Limited

As of July 9, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
CHOW Kun Chee, Roland 602 Aon China Building 29 Queen’s Road Central Hong Kong	British	Independent Non-executive Director, Cheung Kong (Holdings) Limited Consultant, Herbert Tsoi and Partners (solicitors’ firm), 602 Aon China Building, 29 Queen’s Road Central, Hong Kong

WONG Yick-ming, Rosanna Room 906, Duke of Windsor Social Service Building 15 Hennessy Road Wanchai, Hong Kong	Hong Kong

Independent Non-executive Director, Cheung Kong (Holdings) Limited

Chairman, Education Commission of the Hong Kong Special Administrative Region

Executive Director, Hong Kong Federation of Youth Groups (charitable organization), Room 906, Duke of Windsor Social Service Building, 15 Hennessy Road, Wanchai, Hong Kong

Director, The Hongkong and Shanghai Banking Corporation Limited (banking), No. 1 Queen’s Road Central, Hong Kong

HUNG Siu-lin, Katherine	Hong Kong	Non-executive Director, Cheung Kong (Holdings) Limited

YEH Yuan Chang, Anthony 26th Floor, Tower A Regent Centre 63 Wo Yi Hop Road Kwai Chung Hong Kong	Hong Kong

Independent Non-executive Director, Cheung Kong (Holdings) Limited

Honorary Life President, Tai Ping Carpets International Limited (carpet manufacturing), 26th Floor, Tower A, Regent Centre, 63 Wo Yi Hop Road, Kwai Chung, Hong Kong

Sch I - 4

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SCHEDULE I (continued)

Executive Officers and Directors of

Cheung Kong (Holdings) Limited

As of July 9, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
CHOW Nin Mow, Albert Units 3610-13 China Merchants Tower Shun Tak Centre 168 Connaught Road Central Hong Kong	British

Non-executive Director, Cheung Kong (Holdings) Limited

Chairman & Managing Director, Wah Yip (Holdings) Limited (property development and investment), Units 3610-13 China Merchants Tower, Shun Tak Centre, 168 Connaught Road Central, Hong Kong

Simon MURRAY Suite 3601, Cheung Kong Center 2 Queen’s Road Central Hong Kong	British

Independent Non-executive Director, Cheung Kong (Holdings) Limited

Chairman, General Enterprise Management Services Limited (investment fund), Suite 3601, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong

Non-executive Director, Hutchison Whampoa Limited

KWOK Tun-li, Stanley Suite 560-355 Burrard Street Vancouver, British Columbia V6C 2G8, Canada	Canadian

Independent Non-executive Director, Cheung Kong (Holdings) Limited

Director, Amara International Investment Corporation (investment holding), Suite 560-355 Burrard Street, Vancouver, British Columbia, V6C 2G8, Canada

Sch I - 5

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SCHEDULE II

Executive Officers and Directors of

Campina Enterprises Limited

As of July 9, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
IP Tak Chuen, Edmond	British

Director, Campina Enterprises Limited

Executive Director, Cheung Kong (Holdings) Limited

Deputy Chairman, Cheung Kong Infrastructure Holdings Limited[2]

Senior Vice President and Chief Investment Officer, CK Life Sciences Int’l., (Holdings) Inc. [3]

Director, Great Affluent Limited

Non-executive Director, TOM Group Limited[10]

PAU Yee Wan, Ezra	Hong Kong	Director, Campina Enterprises Limited Executive Director, Cheung Kong (Holdings) Limited

LAU Chin Sung, John 707-8th Avenue S.W., Box 6525, Station D, Calgary, Alberta, Canada, T2P 3G7	Australian	Director, Campina Enterprises Limited President & Chief Executive Officer and Director, Husky Energy Inc.[4] Director, Great Affluent Limited

Neil Douglas McGEE 707-8th Avenue S.W., Box 6525, Station D, Calgary, Alberta, Canada, T2P 3G7	Canadian	Director, Campina Enterprises Limited Vice President and Chief Financial Officer, Husky Energy Inc.[4] Director, Cenwell Limited Director, Great Affluent Limited

YEO May Ann, Annie 150 Beach Road #17-03 Gateway West Singapore 189720	Singaporean

Director, Campina Enterprises Limited

General Manager, Property Enterprises Development Pte Ltd, Japura Pte Ltd, Japura Development Pte Ltd and Glenfield Investments Pte Ltd (all are property development), all at 150 Beach Road, #17-03 Gateway West, Singapore 189720

Director, Great Affluent Limited

Sch II - 1

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SCHEDULE II (continued)

Executive Officers and Directors of

Campina Enterprises Limited

As of July 9, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
CHUI Sing Loi 150 Beach Road #17-03 Gateway West Singapore 189720	Singaporean

Director, Campina Enterprises Limited

Senior Project Manager, Property Enterprises Development Pte Ltd, Japura Pte Ltd, Japura Development Pte Ltd and Glenfield Investments Pte Ltd (all are property development), all at 150 Beach Road, #17-03 Gateway West, Singapore 189720

Director, Great Affluent Limited

Sch II - 2

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SCHEDULE III

Executive Officers and Directors of

Hutchison Whampoa Limited

As of July 9, 2004

Name and Business Address1b	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
LI Ka-shing 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Chairman, Hutchison Whampoa Limited Chairman, Cheung Kong (Holdings) Limited

LI Tzar Kuoi, Victor 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong

Deputy Chairman and Executive Director, Hutchison Whampoa Limited

Chairman, Cheung Kong Infrastructure Holdings Limited[2]

Chairman, CK Life Sciences Int’l., (Holdings) Inc.[3]

Co-Chairman, Husky Energy Inc.[4]

Managing Director and Deputy Chairman, Cheung Kong (Holdings) Limited

Executive Director, Hongkong Electric Holdings Limited[5]

Director, The Hongkong and Shanghai Banking Corporation Limited (banking), No. 1 Queen’s Road Central, Hong Kong

Director, Dragonfield Limited

FOK Kin-ning, Canning	British

Group Managing Director and Executive Director, Hutchison Whampoa Limited

Chairman, Hutchison Harbour Ring Limited[8]

Chairman, Hutchison Telecommunications (Australia) Limited[6]

Chairman, Hutchison Global Communications Holdings Limited[9]

Chairman, Partner Communications Company Ltd.[7]

Co-Chairman, Husky Energy Inc.[4]

Deputy Chairman, Cheung Kong Infrastructure Holdings Limited[2]

Deputy Chairman, Hongkong Electric Holdings Limited[5]

Non-executive Director, Cheung Kong (Holdings) Limited

Sch III - 1

HK\16255.6

SCHEDULE III (continued)

Executive Officers and Directors of

Hutchison Whampoa Limited

As of July 9, 2004

Name and Business Address1b	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
CHOW WOO Mo Fong, Susan	British

Deputy Group Managing Director and Executive Director, Hutchison Whampoa Limited

Executive Director, Cheung Kong Infrastructure Holdings Limited[2]

Executive Director, Hutchison Harbour Ring Limited[8]

Executive Director, Hutchison Global Communications Holdings Limited[9]

Director, Hongkong Electric Holdings Limited[5]

Director, Partner Communications Company Ltd.[7]

Non-executive Director, TOM Group Limited[10]

Director, Cenwell Limited

Frank John SIXT	Canadian

Group Finance Director and Executive Director, Hutchison Whampoa Limited

Chairman, TOM Group Limited[10]

Chairman, TOM Online Inc.[11]

Executive Director, Cheung Kong Infrastructure Holdings Limited[2]

Executive Director, Hongkong Electric Holdings Limited[5]

Executive Director, Hutchison Global Communications Holdings Limited[9]

Director, Hutchison Telecommunications (Australia) Limited[6]

Director, Husky Energy Inc.[4]

Director, Partner Communications Company Ltd.[7]

Non-executive Director, Cheung Kong (Holdings) Limited

Director, Cenwell Limited

Sch III - 2

HK\16255.6

LAI Kai Ming, Dominic	Canadian	Executive Director, Hutchison Whampoa Limited Deputy Chairman, Hutchison Harbour Ring Limited[8] Deputy Chairman, Hutchison Global Communications Holdings Limited[9]

Sch III - 3

HK\16255.6

SCHEDULE III (continued)

Executive Officers and Directors of

Hutchison Whampoa Limited

As of July 9, 2004

Name and Business Address1b	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
George Colin MAGNUS 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	British

Executive Director, Hutchison Whampoa Limited

Chairman, Hongkong Electric Holdings Limited[5]

Deputy Chairman, Cheung Kong (Holdings) Limited

Deputy Chairman, Cheung Kong Infrastructure Holdings Limited[2]

KAM Hing Lam 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong

Executive Director, Hutchison Whampoa Limited

Group Managing Director, Cheung Kong Infrastructure Holdings Limited[2]

Deputy Managing Director, Cheung Kong (Holdings) Limited

President and Chief Executive Officer, CK Life Sciences Int’l., (Holdings) Inc.[3]

Executive Director, Hongkong Electric Holdings Limited[5]

Director, Great Affluent Limited

Michael David KADOORIE 24th Floor, St. George’s Building, 2 Ice House Street Central, Hong Kong	British

Independent Non-Executive Director, Hutchison Whampoa Limited

Chairman, CLP Holdings Limited (investment holding), 147 Argyle Street, Kowloon, Hong Kong

Chairman, The Hongkong and Shanghai Hotels Limited (hotel catering and real estate), 8th Floor, St. George’s Building, 2 Ice House Street, Central, Hong Kong

Chairman, Heliservices (Hong Kong) Limited (provision of helicopter services), 2107 St. George’s Building, 2 Ice House Street, Central, Hong Kong

Sch III - 4

HK\16255.6

SCHEDULE III (continued)

Executive Officers and Directors of

Hutchison Whampoa Limited

As of July 9, 2004

Name and Business Address1b	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
Simon MURRAY Suite 3601, Cheung Kong Center 2 Queen’s Road Central Hong Kong	British

Non-Executive Director, Hutchison Whampoa Limited

Chairman, General Enterprise Management Services Limited (investment fund), Suite 3601, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong

Independent Non-executive Director, Cheung Kong (Holdings) Limited

OR Ching Fai, Raymond 1 Queen’s Road Central Hong Kong	British	Independent Non-Executive Director, Hutchison Whampoa Limited General Manager, The Hongkong and Shanghai Banking Corporation Limited (banking), 1 Queen’s Road Central, Hong Kong

William SHURNIAK	Canadian

Independent Non-Executive Director, Hutchison Whampoa Limited

Chairman, ETSA Utilities (operation of electricity distribution network in Australia), 1 Anzac Highway, Keswick, South Australia 5035, Australia

Chairman, Powercor Australia Ltd. (operation of electricity distribution network in Australia), Level 9, 40 Market Street, Melbourne, Victoria 3000, Australia

Chairman, CitiPower Pty Ltd. (operation of electricity distribution network in Australia) Level 9, 40 Market Street, Melbourne, Victoria 3000, Australia

Deputy Chairman, Husky Energy Inc.[4]

Sch III - 5

HK\16255.6

SCHEDULE III (continued)

Executive Officers and Directors of

Hutchison Whampoa Limited

As of July 9, 2004

Name and Business Address1b	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
Peter Alan Lee VINE 13/F, New World Tower Tower 2 16-18 Queen’s Road Central Hong Kong	British

Non-Executive Director, Hutchison Whampoa Limited

Director, Liu Chong Hing Investments Limited (investments), 24 Des Voeux Road Central, Hong Kong

Director, Liu Chong Hing Bank Limited (banking), 24 Des Voeux Road Central, Hong Kong

Solicitor

WONG Chung Hin 1225 Prince’s Building 10 Chater Road Hong Kong	British	Non-Executive Director, Hutchison Whampoa Limited Director, The Bank of East Asia, Limited (banking), No. 10 Des Voeux Road Central, Hong Kong Director, Hongkong Electric Holdings Limited[5]

Sch III - 6

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SCHEDULE IV

Executive Officers and Directors of

Cenwell Limited

As of July 9, 2004

Name and Business Address1b	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
CHOW WOO Mo Fong, Susan	British

Director, Cenwell Limited

Deputy Group Managing Director and Executive Director, Hutchison Whampoa Limited

Executive Director, Cheung Kong Infrastructure Holdings Limited[2]

Executive Director, Hutchison Global Communications Holdings Limited[9]

Executive Director, Hutchison Harbour Ring Limited[8]

Director, Hongkong Electric Holdings Limited[5]

Director, Partner Communications Company Ltd.[7]

Non-executive Director, TOM Group Limited[10]

Frank John SIXT	Canadian

Director, Cenwell Limited

Group Finance Director and Executive Director, Hutchison Whampoa Limited

Chairman, TOM Group Limited[10]

Chairman, TOM Online Inc.[11]

Executive Director, Cheung Kong Infrastructure Holdings Limited[2]

Executive Director, Hongkong Electric Holdings Limited[5]

Executive Director, Hutchison Global Communications Holdings Limited[9]

Director, Hutchison Telecommunications (Australia) Limited[6]

Director, Husky Energy Inc.[4]

Director, Partner Communications Company Ltd.[7]

Non-executive Director, Cheung Kong (Holdings) Limited

Sch IV - 1

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SCHEDULE IV (continued)

Executive Officers and Directors of

Cenwell Limited

As of July 9, 2004

Name and Business Address1b	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
HO Wai Leung, Edmond 9 Queen Street, Mayfair, London W1J 5PE, United Kingdom	British

Director, Cenwell Limited

Director, Hutchison Whampoa (Europe) Limited (consultancy services), 9 Queen Street, Mayfair, London W1J 5PE, United Kingdom

Director, Hutchison Whampoa (UK) Limited (investment holding), 9 Queen Street, Mayfair, London W1J 5PE, United Kingdom

Director, Hutchison Whampoa Properties (Europe) Limited (project management), 9 Queen Street, Mayfair, London W1J 5PE, United Kingdom

Neil Douglas McGEE 707-8th Avenue S.W., Box 6525, Station D, Calgary, Alberta, Canada, T2P 3G7	Canadian	Director, Cenwell Limited Vice President and Chief Financial Officer, Husky Energy Inc. [4] Director, Campina Enterprises Limited Director, Great Affluent Limited

SNG Cheng Khoong, Robin Blk 5000D, #12-14, Marine Parade Road, Singapore 449287	Singaporean	Director, Cenwell Limited Managing Director, Copthorne International Investment Ltd (fund management), 150 Beach Road, #17-06, Singapore 189720

Sch IV - 2

HK\16255.6

SCHEDULE V

Executive Officers and Directors of

CK Life Sciences Int’l., (Holdings) Inc.

As of July 9, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
LI Tzar Kuoi, Victor	Hong Kong

Chairman, CK Life Sciences Int’l., (Holdings) Inc.[3]

Managing Director and Deputy Chairman, Cheung Kong (Holdings) Limited

Chairman, Cheung Kong Infrastructure Holdings Limited[2]

Deputy Chairman and Executive Director, Hutchison Whampoa Limited

Co-Chairman, Husky Energy Inc.[4]

Executive Director, Hongkong Electric Holdings Limited[5]

Director, The Hongkong and Shanghai Banking Corporation Limited (banking), No. 1 Queen’s Road Central, Hong Kong

Director, Dragonfield Limited

KAM Hing Lam	Hong Kong

President and Chief Executive Officer, CK Life Sciences Int’l., (Holdings) Inc.[3]

Deputy Managing Director, Cheung Kong (Holdings) Limited

Group Managing Director, Cheung Kong Infrastructure Holdings Limited[2]

Executive Director, Hutchison Whampoa Limited

Executive Director, Hongkong Electric Holdings Limited[5]

Director, Great Affluent Limited

Sch V - 1

HK\16255.6

SCHEDULE V (continued)

Executive Officers and Directors of

CK Life Sciences Int’l., (Holdings) Inc.

As of July 9, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
IP Tak Chuen, Edmond	British

Senior Vice President and Chief Investment Officer, CK Life Sciences Int’l., (Holdings) Inc.[3]

Executive Director, Cheung Kong (Holdings) Limited

Deputy Chairman, Cheung Kong Infrastructure Holdings Limited[2]

Non-executive Director, TOM Group Limited[10]

Director, Campina Enterprises Limited

Director, Great Affluent Limited

YU Ying Choi, Alan Abel 2 Dai Fu Street Tai Po Industrial Estate Tai Po, Hong Kong	British	Vice President and Chief Operating Officer, CK Life Sciences Int’l., (Holdings) Inc.[3]

PANG Shiu Fun 2 Dai Fu Street Tai Po Industrial Estate Tai Po, Hong Kong	Hong Kong	Vice President and Chief Technology Officer, CK Life Sciences Int’l., (Holdings) Inc.[3]

CHU Kee Hung 2 Dai Fu Street Tai Po Industrial Estate Tai Po, Hong Kong	U.S.A.	Vice President and Chief Production Officer, CK Life Sciences Int’l., (Holdings) Inc.[3]

LAM Hing Chau, Leon 2 Dai Fu Street Tai Po Industrial Estate Tai Po, Hong Kong	Hong Kong	Vice President and Chief Financial Officer, CK Life Sciences Int’l., (Holdings) Inc.[3]

Sch V - 2

HK\16255.6

SCHEDULE V (continued)

Executive Officers and Directors of

CK Life Sciences Int’l., (Holdings) Inc.

As of July 9, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
KWAN Chiu Yin, Robert 26/F., Wing On Centre 111 Connaught Road Central Hong Kong	British

Non-executive Director, CK Life Sciences Int’l., (Holdings) Inc.[3]

Independent Non-executive Director, Melco International Development Limited (investment holding), Penthouse 38/F, The Centrium, 60 Wyndham Street, Central, Hong Kong

Independent Non-executive Director, Shun Tak Holdings Limited (shipping, property, hotel, finance, restaurant and air transport), Penthouse, 39/F West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong

Peter Peace TULLOCH 21 Cliff View Road Leura, NSW 2780 Australia	British

Non-executive Director, CK Life Sciences Int’l., (Holdings) Inc.[3]

Non-executive Director, CIBC Australia Holdings Limited (investment holding), Level 40, Governor Philip Tower, 1 Farrer Place, Sydney NSW 2000, Australia

Director, CrossCity Motorway Pty Limited (construction and operation of tunnel), Level 1, 140 Sussex Street, Sydney NSW 2000, Australia

Consultant of Canadian Imperial Bank of Commerce (banking), Suite 3602, 36/F., Cheung Kong Center, 2 Queen’s Road Central, Hong Kong

Senior Advisor of CIBC World Markets Securities Australia Limited (securities), Level 40, Governor Philip Tower, 1 Farrer Place, Sydney NSW 2000, Australia

Sch V - 3

HK\16255.6

SCHEDULE V (continued)

Executive Officers and Directors of

CK Life Sciences Int’l., (Holdings) Inc.

As of July 9, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
WONG Yue-chim, Richard The University of Hong Kong Faculty of Business and Economics Room 733, Meng Wah Complex Pokfulam Road, Hong Kong	Hong Kong

Independent Non-executive Director, CK Life Sciences Int’l., (Holdings) Inc.[3]

Dean of the Faculty of Business and Economics at The University of Hong Kong (education), Pokfulam Road, Hong Kong

Founding Director, The Hong Kong Centre for Economic Research (research), School of Economics, The University of Hong Kong, Pokfulam Road, Hong Kong

Founding Director, Hong Kong Institute of Economics and Business Strategy (research), The University of Hong Kong, Pokfulam Road, Hong Kong

Eva Lee KWOK Suite 560-355 Burrard Street Vancouver, British Columbia V6C 2G8, Canada	Canadian

Independent Non-executive Director, CK Life Sciences Int’l., (Holdings) Inc.[3]

Chair and Chief Executive Officer, Amara International Investment Corporation (investment holding), Suite 560-355 Burrard Street, Vancouver, British Columbia, V6C 2G8, Canada

Independent Director and Compensation Committee and Corporate Governance Committee member, Husky Energy Inc.[4]

Independent Director and Audit Committee and Conduct Review Committee member, Bank of Montreal, Group of Companies (financial services), 595 Burrard Street, Vancouver, British Columbia, V7X 1L7, Canada

Sch V - 4

HK\16255.6

SCHEDULE VI

Executive Officers and Directors of

Great Affluent Limited

As of July 9, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
KAM Hing Lam	Hong Kong

Director, Great Affluent Limited

President and Chief Executive Officer, CK Life Sciences Int’l., (Holdings) Inc.[3]

Deputy Managing Director, Cheung Kong (Holdings) Limited

Group Managing Director, Cheung Kong Infrastructure Holdings Limited[2]

Executive Director, Hutchison Whampoa Limited

Executive Director, Hongkong Electric Holdings Limited[5]

IP Tak Chuen, Edmond	British

Director, Great Affluent Limited

Senior Vice President and Chief Investment Officer, CK Life Sciences Int’l., (Holdings) Inc.[3]

Executive Director, Cheung Kong (Holdings) Limited

Deputy Chairman, Cheung Kong Infrastructure Holdings Limited[2]

Non-executive Director, TOM Group Limited[10]

Director, Campina Enterprises Limited

LAU Chin Sung, John 707-8th Avenue S.W., Box 6525 Station D, Calgary, Alberta Canada, T2P 3G7	Australian	Director, Great Affluent Limited President & Chief Executive Officer and Director, Husky Energy Inc.[4] Director, Campina Enterprises Limited

Neil Douglas McGEE 707-8th Avenue S.W., Box 6525 Station D, Calgary, Alberta Canada, T2P 3G7	Canadian	Director, Great Affluent Limited Vice President and Chief Financial Officer, Husky Energy Inc.[4] Director, Campina Enterprises Limited Director, Cenwell Limited

Sch VI - 1

HK\16255.6

SCHEDULE VI (continued)

Executive Officers and Directors of

Great Affluent Limited

As of July 9, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
YEO May Ann, Annie 150 Beach Road #17-03 Gateway West Singapore 189720	Singaporean

Director, Great Affluent Limited

Director, Campina Enterprises Limited

General Manager, Property Enterprises Development Pte Ltd, Japura Pte Ltd, Japura Development Pte Ltd and Glenfield Investments Pte Ltd (all are property development), all at 150 Beach Road, #17-03 Gateway West, Singapore 189720

CHUI Sing Loi 150 Beach Road #17-03 Gateway West Singapore 189720	Singaporean

Director, Great Affluent Limited

Director, Campina Enterprises Limited

Senior Project Manager, Property Enterprises Development Pte Ltd, Japura Pte Ltd, Japura Development Pte Ltd and Glenfield Investments Pte Ltd (all are property development), all at 150 Beach Road, #17-03 Gateway West, Singapore 189720

Sch VI - 2

HK\16255.6

Notes:-

1a.	Unless otherwise indicated, the business address of each of the named persons is 7th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

1b.	Unless otherwise indicated, the business address of each of the named persons is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

2.	The principal business address of Cheung Kong Infrastructure Holdings Limited is 12th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The principal business of Cheung Kong Infrastructure Holdings Limited is the development, investment and operation of infrastructure businesses in Hong Kong, the PRC and Australia.

3.	The principal business address of CK Life Sciences Int’l., (Holdings) Inc. is 7th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The principal business of CK Life Sciences Int’l., (Holdings) Inc. is investment holding, research and development, commercialization, marketing and sale of biotechnology products.

4.	The principal business address of Husky Energy Inc. is 707-8th Avenue S.W., Box 6525 Station D, Calgary, Alberta, Canada, T2P 3G7. The principal business of Husky Energy Inc. is investment in oil and gas.

5.	The principal business address of Hongkong Electric Holdings Limited is 44 Kennedy Road, Hong Kong. The principal business of Hongkong Electric Holdings Limited is generation and supply of electricity.

6.	The principal business address of Hutchison Telecommunications (Australia) Limited is Building 4, 207 Pacific Highway, St. Leonards NSW 2065, Sydney, Australia. The principal business of Hutchison Telecommunications (Australia) Limited is telecommunications.

7.	The principal business address of Partner Communications Company Ltd. is 8 Amal Street, Afeq Industrial Park, Rosh Ha’ayin 48103, Israel. The principal business of Partner Communications Company Ltd. is cellular mobile telephone services.

8.	The principal business address of Hutchison Harbour Ring Limited is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong. The principal business of Hutchison Harbour Ring Limited is the manufacturing and trading of toys, property investments and the Internet B2B businesses.

9.

The principal business address of Hutchison Global Communications Holdings Limited is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong. The principal business of Hutchison Global Communications Holdings Limited is the

Schedule - 1

HK\16255.6

provision of fixed telecommunications services and computer system integration services.

10.	The principal business address of TOM Group Limited is 48/F., The Center, 99 Queen’s Road Central, Hong Kong. The principal business of TOM Group Limited is the development of software and computer network systems and provision of related services, events production and the operation of an Internet portal delivering Internet infotainment, contents and services.

11.	The principal business address of TOM Online Inc. is 48/F., The Center, 99 Queen’s Road Central, Hong Kong. The principal business of TOM Online Inc. is the provision of value-added multimedia products and services, including wireless value-added services, online advertising and commercial enterprise solutions.

Schedule - 2

HK\16255.6

EXHIBIT INDEX

Exhibit No.	Description

1.	Agreement with respect to filing of Schedule 13D, dated as of December 1, 2003, among Cheung Kong (Holdings) Limited, Campina Enterprises Limited, Hutchison Whampoa Limited, Cenwell Limited, CK Life Sciences Int’l., (Holdings) Inc. and Great Affluent Limited

2.	Certificate of the Powers, Designations, Preferences and Rights of the Series D Cumulative Redeemable Convertible Participating Preferred Stock (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by Cheung Kong (Holdings) Limited, Campina Enterprises Limited, Hutchison Whampoa Limited and Cenwell Limited with the Securities Exchange Commission on January 26, 2001)

3.	Stock and Warrant Purchase and Exchange Agreement, dated as of November 8, 2001, among Critical Path, Inc., General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, Vectis CP Holdings, LLC, Cenwell Limited and Campina Enterprises Limited (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by Cheung Kong (Holdings) Limited, Campina Enterprises Limited, Hutchison Whampoa Limited and Cenwell Limited with the Securities Exchange Commission on January 26, 2001)

4.	Escrow Agreement, dated as of November 8, 2001, among Critical Path, Inc., General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, Vectis CP Holdings, LLC, Cenwell Limited, Campina Enterprises Limited and Pillsbury Winthrop LLP (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed by Cheung Kong (Holdings) Limited, Campina Enterprises Limited, Hutchison Whampoa Limited and Cenwell Limited with the Securities Exchange Commission on January 26, 2001)

5.	Stockholders Agreement, dated as of November 8, 2001, among Critical Path, Inc., General Atlantic Partners 74, L.P., GAP Coinvestment Partners II,.P., GapStar, LLC, Vectis CP Holdings, LLC, Cenwell Limited and Campina Enterprises Limited (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed by Cheung Kong (Holdings) Limited, Campina Enterprises

Exhibit 1 - 1

HK\16255.6

Limited, Hutchison Whampoa Limited and Cenwell Limited with the Securities Exchange Commission on January 26, 2001)

6.	Registration Rights Agreement, dated as of November 8, 2001, among Critical Path, Inc., General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, Vectis CP Holdings, LLC, Cenwell Limited and Campina Enterprises Limited (incorporated by reference to Exhibit 99.6 to the Schedule 13D filed by Cheung Kong (Holdings) Limited, Campina Enterprises Limited, Hutchison Whampoa Limited and Cenwell Limited with the Securities Exchange Commission on January 26, 2001)

7.	Amendment No. 1 to Stock and Warrant Purchase and Exchange Agreement, dated as of November 9, 2001, among Critical Path, Inc., General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, Vectis CP Holdings, LLC, Cenwell Limited and Campina Enterprises Limited (incorporated by reference to Exhibit 99.7 to the Schedule 13D filed by Cheung Kong (Holdings) Limited, Campina Enterprises Limited, Hutchison Whampoa Limited and Cenwell Limited with the Securities Exchange Commission on January 26, 2001)

8.	First Amendment to Escrow Agreement, dated as of November 9, 2001, among Critical Path, Inc., General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, Vectis CP Holdings, LLC, Cenwell Limited, Enterprises Limited and Pillsbury Winthrop LLP (incorporated by reference to Exhibit 99.8 to the Schedule 13D filed by Cheung Kong (Holdings) Limited, Campina Enterprises Limited, Hutchison Whampoa Limited and Cenwell Limited with the Securities Exchange Commission on January 26, 2001)

9.	Convertible Note Purchase and Exchange Agreement dated November 18, 2003 among the Company, General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, GAP-W, LLC, GAPCO GmbH & Co. KG, Cenwell Limited, Campina Enterprises Limited, Great Affluent Limited, Dragonfield Limited and Lion Cosmos Limited (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by Critical Path, Inc with the Securities and Exchange Commission on November 20, 2003)

10.	Form of Amended and Restated Registration Rights Agreement among the Company, General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, GAP-W, LLC,

Exhibit 1 - 2

HK\16255.6

GAPCO GmbH & Co. KG, Cenwell Limited, Campina Enterprises Limited, Great Affluent Limited, Dragonfield Limited, Lion Cosmos Limited and Vectis CP Holdings, LLC (incorporated herein by reference to Exhibit 4.2 to the Form 8-K filed by Critical Path, Inc with the Securities and Exchange Commission on November 20, 2003)

11.	Form of Amended and Restated Certificate of Determination of Preferences of Series D Cumulative Redeemable Convertible Preferred Stock of the Company (incorporated herein by reference to Exhibit 4.3 to the Form 8-K filed by Critical Path, Inc with the Securities and Exchange Commission on November 20, 2003)

12.	Form of Amended and Restated Stockholders Agreement among the Company, General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, GAP-W, LLC, GAPCO GmbH & Co. KG, Cenwell Limited, Campina Enterprises Limited, Great Affluent Limited, Dragonfield Limited, Lion Cosmos Limited and Vectis CP Holdings, LLC (incorporated herein by reference to Exhibit 4.4 to the Form 8-K filed by Critical Path, Inc with the Securities and Exchange Commission on November 20, 2003)

13.	Form of Amended and Restated Certificate of Determination of Preferences of Series E Redeemable Convertible Preferred Stock of the Company (incorporated herein by reference to Exhibit 4.5 to the Form 8-K filed by Critical Path, Inc with the Securities and Exchange Commission on November 20, 2003)

14.	Form of Amendment to Common Stock Purchase Warrant of the Company (incorporated herein by reference to Exhibit 4.6 to the Form 8-K filed by Critical Path, Inc with the Securities and Exchange Commission on November 20, 2003)

15.	Repurchase Option Agreement dated December 15, 2003 by and among Critical Path Inc., Campina Enterprises Limited, Cenwell Limited, Great Affluent Limited, Dragonfield Limited and Lion Cosmos Limited

Exhibit 1 - 3

HK\16255.6